UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36625

CyberArk Software Ltd.

(Exact name of registrant as specified in its charter)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, P.O. Box 3143

Petach Tikva 4951041, Israel

Tel: +972 (3) 918-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value NIS 0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, CyberArk Software Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 23, 2026	CyberArk Software Ltd.

	By:	/s/ Bruce Byrd
	Name:	Bruce Byrd
	Title:	Authorized Signatory